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                              October 11, 2022

       Bernaldo Dancel
       Chief Executive Officer
       NAVA HEALTH MD, LLC
       9755 Patuxent Woods Drive, Suite 100
       Columbia, Maryland 21046

                                                        Re: NAVA HEALTH MD, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
13, 2022
                                                            CIK No. 0001932231

       Dear Bernaldo Dancel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted September 13, 2022

       Cover Page

   1. We note your statement on page 93 that after the offering Ascend One, currently at
                                                        78.45% ownership, may
be able to effectively influence the outcome of all matters
                                                        requiring approval by
your stockholders, amendments to your Charter and approval of significant corporate
transactions. Please revise the cover page to include the identity of your controlling
stockholder, the amount of voting power the controlling stockholder will own following the
completion of the offering, whether you qualify as a "controlled company" under Nasdaq
listing rules and if so, whether you intend to rely on any
                                                        exemptions from the
corporate governance requirements that are available to controlled companies.
 Bernaldo Dancel
FirstName LastNameBernaldo
NAVA HEALTH      MD, LLC Dancel
Comapany
October 11,NameNAVA
            2022       HEALTH MD, LLC
October
Page 2 11, 2022 Page 2
FirstName LastName
Prospectus Summary
Our Company, page 1

2. Please revise to disclose the states in which you operate your telehealth services. If they are the same as the states in which you operate your physical locations, please revise to state such.
Competitive Strengths, page 2

3. We note your statement on page 3 that you aggregate signal data from the rigorous
         Advanced Biophysical Testing, health assessment, client medical history and personal goals. Please revise to define Advanced Biophysical Testing.
4. We note your statement on page 3 that you use a data driven approach and you believe using Nava Client helps minimize human bias. Please revise to clarify whether your technology simply aggregates data from various sources or actually provides deductions or analyses.
5. We note your statement on page 3 that you believe the teamwork between practioners and your clients helps to insulate you from client attrition related to a single practitioner and
         allows you to offer functional solutions to clients    overall health
concerns. Please revise to
         provide a quantification of your recent attrition rates.
6. On page 3 you state that you operate using a membership model with graduating membership tiers, where each increasing tier receives additional benefits and client incentives. Elsewhere, such as on page 66, you indicate there are only two membership tiers. Please reconcile.
7. On page 3 you mention that your integrated lab services drive revenue and your branded products and nutraceuticals drive additional high-margin revenue. Please revise to state that you are operating at a net loss.
Risk Factors, page 11

8. Please revise to provide risk factor disclosure concerning the effect that a loss of the
         Management Services Agreement would have on your business, or advise. Include a summary risk factor to the extent appropriate.
Industry and Market Data, page 41

9. We note your statements that you have not independently verified third party information;
         industry and general publications, studies and survey data may not be reliable; and you cannot guarantee the accuracy or completeness of information provided. To the extent these disclaimers were intended to apply to forward looking statements, please revise to clarify. Alternatively, revise to clarify that you are liable for information you include in your registration statement.
 Bernaldo Dancel
FirstName LastNameBernaldo
NAVA HEALTH      MD, LLC Dancel
Comapany
October 11,NameNAVA
            2022       HEALTH MD, LLC
October
Page 3 11, 2022 Page 3
FirstName LastName
Use of Proceeds, page 42

10. Please revise your use of proceeds disclosure to disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof. Overview
Impact of COVID-19, page 50

11. We note your disclosure stating that through the first 3 months of 2022, you have not experienced a negative impact at your center due to the current COVID-19 situation.
         Please amend your filing to update your disclosure.
Business, page 59

12. We note your statement on page 14 that the wellness market is highly competitive. Please revise to describe the competitive business conditions and your competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-
         K.
13. We note on page 29 that you have entered into license agreements. For each material license agreement please describe the following:
             Nature and scope of intellectual property transferred;
             Each parties    rights and obligations;
             Duration of agreement and royalty term;
             Termination provisions;
             Up-front or execution payments paid;
             Aggregate amounts paid to date under agreement;
             Aggregate future potential milestone payments to be paid; and Royalty rates or a royalty range

         Please also file the agreement(s) pursuant to Item 601(b)(10) of Regulation S-K. Finally, please also describe the extent to which your technology is patented and whether you rely on open source software.
Our Company, page 59

14. You state on page 59 that preventative medicine is one of the fastest-growing healthcare fields. Please revise to provide support for this statement.
15.      On page 59 you refer to Nava   s data collection system as
best-in-class. Please revise to
         provide support for this statement.
How the Nava Method Works, page 63

16. We note your disclosure on pages 63-64 concerning the emerging market trends in each of
 Bernaldo Dancel
FirstName LastNameBernaldo
NAVA HEALTH      MD, LLC Dancel
Comapany
October 11,NameNAVA
            2022       HEALTH MD, LLC
October
Page 4 11, 2022 Page 4
FirstName LastName
         your markets. In addition to the CAGR you currently cite, please revise to also provide the current market size.
Competitive Strengths, page 68

17.      On page 15 you state:    The sudden loss of any of Nava   s payor
partners, or the
         renegotiation of any of Nava   s payor contracts, could adversely
affect our operating
         results.    On page 68 you state:    We accept insurance and cash
depending on the
         treatment/therapy. However, throughout the business, we have operated on a cash basis and are not dependent on insurance, insulating Nava from changes in
coverage.    Please
         revise to clarify the extent to which you rely on insurance payors and the effect insurance has on your business.
Practice Structure, page 69

18.      We note your statement on page 70:    Nava is paid a monthly fee that
is equal to a
         percentage of Nava Medical   s net revenues for the applicable month.
  Please revise to
         provide this percentage or a range within ten percentage points. Executive and Director Compensation
Employment Agreements, page 82

19. You state that you entered Non-Disclosure, Non-Competition and Non-Solicitation
         Agreements with certain of your executive officers. Please file these as exhibits or a form thereof pursuant to Item 601(b)(10) of Regulation S-K.
Certain Relationships and Related Person Transactions, page 89

20. We note your statement that Dr. Douglas Lord does not receive any additional compensation as a result of his ownership interest in Nava Medical. Please clarify what this statement means and the compensation Nava Medical receives under the MSA.
Description of Capital Stock, page 94

21.      We note your risk factor on page 37:    Our Charter and our Bylaws,
and Maryland law
         may have anti-takeover effects that could discourage, delay or prevent a change in control,
         which may cause our stock price to decline.    Please revise this
section to include the
         information required by Item 202(a)(5) of Regulation S-K.
Material U.S. Federal Income Tax Considerations, page 95

22.      We note your statement that    [t]he following is a summary of certain
material U.S. federal
         income tax consequences   .    Please revise your disclosure here to
clarify that this section
         addresses the material U.S. federal income tax considerations as
opposed to    certain
         material U.S. federal income tax considerations.
Underwriting, page 104
 Bernaldo Dancel
NAVA HEALTH MD, LLC
October 11, 2022
Page 5

23.   We note your statement on page 104 that    [t]he actual offering price of
the Shares we are
      offering will be negotiated between us and the underwriters.    Please
revise to describe the
      various factors considered in determining such offering price as required by Item 505(a)
      of Regulation S-K.
Interim Condensed Consolidated Financial Statements (unaudited) for the six months ended June
30, 2022 and June 30, 2021
Unaudited Condensed Consolidated Balance Sheets, page F-20

24. Please tell us, and disclose as necessary, how total notes payable in the amount of
      $834,000 as of June 30, 2022 reconciles to the disclosures in Note 5 on pages F-29 through F-30.
Item 17. Undertakings, page II-3

25. We note that you checked the Rule 415 box on the cover page. To the extent you are conducting an offering under Rule 415 please revise to provide the required undertakings in Item 512(a) of Regulation S-K.
Exhibits

26. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of the Securities Act of 1933 for guidance.
General

27. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

FirstName LastNameBernaldo Dancel                           Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameNAVA HEALTH MD, LLC
                                                            Services
October 11, 2022 Page 5
cc:       Rachel M. Jones, Esq.
FirstName LastName